

June 20, 2012

Via Email
Adam Friedman
Chief Financial Officer
Next 1 Interactive, Inc.
2690 Weston Road, Suite 200
Weston, FL 33331

Re: Next 1 Interactive, Inc.
Preliminary Information Statement filed on Schedule 14C
Filed on June 15, 2012
File No. 0-52669

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 8-K filed May 21, 2012 indicates that in May of 2012 you reduced your authorized shares of common stock from 2,500,000,000 to 5,000,000 and effectuated a 1-for-500 reverse stock split. Please tell us why you did not need to file a preliminary proxy or information statement regarding these events.

Outstanding Shares and Purpose of the Proposal, page 4

2.   The information statement pertains to an increase of authorized shares of common stock from 5,000,000 to 500,000,000. However, you decreased the common shares authorized in May of 2012 from 2,500,000,000 to 5,000,000. Please explain the business purpose of the reverse stock split and subsequent increase in authorized shares. In this regard, we

note that Messrs. Kerby and Monaco hold all of the 1,809,611 outstanding shares of Series A Preferred Stock and that each share of Series A Preferred Stock entitles the holder to 100 votes. Disclose the effect that the reverse stock split had on the voting interests of Messrs. Kerby and Monaco and if the purpose of these transactions was to increase their voting power, make that clear.

3.   Reconcile the statement that the increase in authorized common stock is necessary to allow for the conversion of your outstanding convertible securities with your statement on page 5 that the board of directors has no plans to issue the additional shares of common stock authorized by the amendment.

                                    *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP